October 15, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Timothy Buchmiller
Re: COMPASS Pathways plc: Acceleration Request for Registration Statement on Form S-3, filed October 7, 2024 (File No. 333-282522)

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), COMPASS Pathways plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 17, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816.

Sincerely,
COMPASS Pathways plc

/s/ Teri Loxam
Teri Loxam
Chief Financial Officer

cc: Kabir Nath, Chief Executive Officer, COMPASS Pathways plc
Benjamin K. Marsh, Goodwin Procter LLP